UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

7 Times Square
37TH Floor
New York NY 10036
212 488 4974
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

On December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong, entered into an agreement to transfer all of the ordinary shares of Wins Finance Holdings Inc. (the “Company”) owned by them, an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares), to Spectacular Bid Limited, a wholly owned subsidiary of Freeman FinTech Corporation Limited, a company listed on the Hong Kong Stock Exchange (collectively, the “Purchaser”). To the knowledge of the Company, the Purchaser does not own any other of the Company’s ordinary shares and the Purchaser does not have any plans to acquire the Company’s remaining outstanding ordinary shares. The Company will file a Form 6-K to advise the public when the closing takes place.

At the closing, Jianming Hao, Haiming Guo, Guo Chen and Jingxiao Zhang will resign from the Board of Directors and Junfeng Zhao, Xiaofeng Zhong, Shihai Wang and Weiqi Chen will be appointed to the Board of Directors. In addition, Jianming Hao will resign as Co-Chief Executive Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 14, 2016

WINS FINANCE HOLDINGS INC.

By:	/s/ Jianming Hao
Name:	Jianming Hao
Title:	Co-Chief Executive Officer